

07006451

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51039

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Alaron Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

822 W. Washington Blvd.
(No. and Street)

Chicago	Illinois	60607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ivy Daily **(312) 563-8111**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 30 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - if individual, state last, first, middle name)

191 North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 18 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Stockholder
Alaron Financial Services, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Alaron Financial Services, Inc. (formally Canterbury Securities Corporation) (the "Company") as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Alaron Financial Services, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2007

Alaron Financial Services, Inc.

Statement of Financial Condition
December 31, 2006

Assets		
Cash	$	168,964
Income tax receivable from affiliate		71,030
Deferred taxes		23,059
Accounts receivable		18,865
Other assets		29,207
Total assets	$	311,125
Liabilities and Stockholder's Equity		
Payable to affiliates	$	37,966
Accounts payable, accrued expenses and other liabilities		48,277
Total liabilities		86,243
Stockholder's Equity		
Common stock, no par value; authorized 100,000 shares; issued and outstanding 1,000 shares		-
Additional paid-in capital		369,734
Accumulated deficit		(144,852)
Total stockholder's equity		224,882
Total liabilities and stockholder's equity	$	311,125

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Alaron Financial Services, Inc. (formally Canterbury Securities Corporation) (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). The Company is licensed in Illinois. The Company is a wholly owned subsidiary of Alaron Holdings Corporation (Alaron or the Parent), which purchased all of the outstanding stock of the Company on May 11, 2002. The Company engages in investment banking and consulting services to small and medium-sized businesses.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Investment banking revenues include both success fees earned and hourly work performed providing merger and acquisition and financial restructuring advisory services. Success fee revenue is recognized as services are provided to customers, with the majority of recognition occurring when sales are successfully consummated, as defined in each engagement. Hourly revenue is recognized as incurred. Consulting revenue is recognized as services are provided and billed to customers.

Fair value of financial instruments: All financial instruments are carried at amounts that approximate estimated fair value.

Income taxes: The Company is a member of a group that files a consolidated federal tax return. Accordingly, federal income taxes payable to (refundable from) the tax authority are recognized on the financial statements of the parent company who is the taxpayer for federal income taxes purposes. The members of the consolidated group allocate payments to any member of the group for the federal income tax reductions resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated federal income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its federal tax return. The Company separately files its state income tax return.

Note 2. Related Parties

The Parent provides the Company with office space, access to use of its business machines, use of telephone and facsimile lines and hardware, and periodic use of clerical employees. The Company can utilize the clerical employees provided that the business demands of the Company do not interfere with the obligations of such employees to the Parent.

The Company periodically performs consulting services for the Parent and other related affiliates.

Note 3. Accounts Receivable

At December 31, 2006, accounts receivable includes amounts billed and hours incurred in connection with investment banking activities plus expenses.

Note 4. Concentration Risk

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its cash accounts with financial institutions. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per bank. The Company had cash at December 31, 2006, that exceeded the balance insured by the FDIC or others by approximately $69,000. The Company monitors such credit risk and has not experienced any losses related to such risks.

Note 5. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $82,721, which was $76,972 in excess of its required net capital of $5,749. At December 31, 2006, the Company's net capital ratio was 1.04 to 1.

Note 6. Income Taxes

The Company has a net deferred tax asset of $23,059 as of December 31, 2006. The net deferred tax asset is the tax effect of the temporary differences resulting from net operating loss carry-forwards. Ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management believes it is likely the Company will realize the benefits of these future tax deductions.

END